

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE
Mail Stop 4631

May 15, 2017

Via E-mail
Mr. William F. Oplinger
Chief Financial Officer
Alcoa Corp
390 Park Avenue
New York, NY 10022-4608

> **Re:** **Alcoa Corp**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 15, 2017**
> **File No. 1-37816**

Dear Mr. Oplinger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Consolidated Financial Statements

P. Income Taxes, page 158

1. We note your disclosures regarding deferred tax assets, including your determination of the tax valuation allowance. We also note your disclosure that "the total deferred tax asset (net of valuation allowance) is supported by projections of future taxable income exclusive of reversing temporary differences and taxable temporary differences that reverse within the carryforward period." Please provide us a more detailed analysis that supports your determination of the tax valuation allowance at December 31, 2016, including your basis for concluding that realization of net deferred tax assets is more likely than not as required by ASC 740-10-30-5(e). Please specifically address your assumptions regarding each source of taxable income contemplated by ASC 740-10-30-

18. In this regard, we note the significant increase in deferred tax assets at December 31, 2016 appears to be due to your assumption of U.S. pension plan assets and liabilities upon the Separation. It also appears you incurred losses in the U.S. during each of the last three years. To the extent your projections assume future U.S. taxable income, please fully explain your basis for such projections in light of recent cumulative losses.

2. It appears to us your current disclosures regarding the positive and negative evidence you evaluated to determine the tax valuation allowance are general and do not provide investors with meaningful insight into the key assumptions underlying your analysis. Please revise your disclosures here or in critical accounting policies to more fully disclose and discuss the significant estimates and assumptions you used in your analysis, including the following:

- Disclose the minimum amount of taxable income you will be required to generate to realize your deferred tax assets, including the jurisdictions and time periods in which such income will be required;

- If realization of your deferred tax assets is dependent on material improvements over present levels of consolidated pre-tax results, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other non-routine transactions, describe and quantify, to the extent practicable, the assumed future events; and

- Clarify if your assessment of the realizability of your deferred tax assets is based on tax planning strategies and, if applicable, describe them.

Please refer to the guidance in ASC 740-10-30-16 through 30-25, Item 303(a)(3) of Regulation S-K and Section 501.14 of the Financial Reporting Codification.

Engineering Comments

Alcoa Corporation Bauxite Interests, page 8

3. We note your reserve additions to your Darling Range or Huntly/Willowdale mines and the competent person reports for the Trombetas, Boké, and Al Ba'itha properties. Please forward to our engineer as supplemental information and not as part of your filing, the geologic reports that established the legal, technical, and economic feasibility of your materials designated as reserves, as required by Industry Guide 7(c). The information requested, generally is contained in an executive summary report that is commonly prepared in conjunction with other geologic documents that includes:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures
- Cutoff grades used for each category of your reserves and resources
- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves
- A detailed description of your procedures for estimating reserves
- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses
- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709, if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief
Office of Manufacturing and Construction